UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Strikeforce Technologies, Inc.
(Name of issuer)

Common Stock, $0.0001 value per share
(Title of class of securities)

86332V307
(CUSIP number)

October 6, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .Rule 13d-1(b)

  X .Rule 13d-1(c)

      .Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

Page 1 of 6 Pages

CUSIP No. 86332V307	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

VISTA CAPITAL INVESTMENTS, LLC.
EIN: 27-4439472
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) .
(b) X .
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

23,533,556
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

23,533,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,533,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%
12	TYPE OF REPORTING PERSON*

OO - Limited Liability Company

CUSIP No. 86332V307	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) .
(b) X .
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

23,533,556
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

23,533,556
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,533,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%
12	TYPE OF REPORTING PERSON*

IN

CUSIP No. 86332V307	13G	Page 4 of 6 Pages

Item 1

(a)

Name of Issuer:

Strikeforce Technologies, Inc., a Wyoming corporation

(b)

Address Of Issuer's Principal Executive Offices:

1090 King Georges Post Road, Suite 603

Edison, NJ 08337

Item 2

(a)

Name of Person Filing:

VISTA CAPITAL INVESTMENTS, LLC.

David Clark

All of the securities covered by this report are owned directly by Vista Capital Investments, LLC. David Clark is a member and principal of Vista Capital Investments, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark is the beneficial owner of any of the securities covered by this statement, and David Clark expressly disclaims any equitable or beneficial ownership of such securities.

(b)

Address of Principal Business Office, or, if none, Residence:

Address for all filers:  402 West Broadway, San Diego, California 92101

(c)

Citizenship:

Vista Capital Investments, LLC was formed under the laws of the State of California.

David Clark is a United States citizen.

(d)

Title of Class of Securities:

Common Stock, $0.0001 value per share

(e)

Cusip Number:

86332V307

Item 3

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 86332V307	13G	Page 5 of 6 Pages

Item 4

Ownership

(a)

Amount beneficially owned: 23,533,556

(b)

Percent of class:  9.9%*

*The Reporting Persons’ beneficial ownership of 23,533,556 shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon a total of 237,712,686 shares of Common Stock as reported by the Issuer.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

0

(ii)

Shared power to vote or to direct the vote

23,533,556*

(iii)

Sole power to dispose or to direct the disposition of

0

(iv)

Shared power to dispose or to direct the disposition of

23,533,556*

*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 119,047,619 shares of Common Stock (“Shares”) consisting of (i) 23,000,000 Shares held by Vista Capital Investments, LLC (“Vista”) issued upon partial conversion of a 10% OID Convertible Note (“Note”) issued to Vista in the initial principal amount of $50,000 and up to aggregate gross proceeds of $225,000 funded at Vista’s discretion. The Note is convertible into shares of the Issuer’s Common Stock at the lesser of $0.25 or 60% of the lowest Common Stock trading price in the preceding 20 consecutive trading days immediately prior to the conversion date, and (ii) 96,047,619 Shares issuable to Vista upon conversion of the remaining principal balance of the Note (assuming no interest accrual and a conversion price of $0.00042), subject to the Ownership Limitation.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible is limited, pursuant to the terms of the Note, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons’ beneficial ownership to exceed the Ownership Limitation. Therefore, in accordance with the Ownership Limitation, based upon 237,712,686 shares of Common Stock outstanding, the Reporting Persons beneficially own 23,533,556 Shares and disclaim beneficial ownership of 95,514,063 Shares.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark, in his capacity member or principal of Vista, is the beneficial owner of the Shares or the Note. David Clark expressly disclaims any equitable or beneficial ownership of the Shares or the Note.

CUSIP No. 86332V307	13G	Page 6 of 6 Pages

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      .

Item 6

Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8

Identification and Classification of Members of The Group

Item 9

Notice of Dissolution of Group

Not Applicable

Item 10

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CAPITAL MANAGEMENT, LLC.

By:	/s/ David Clark
Name:	David Clark
Title:	Member and Principal

/s/ David Clark
David Clark

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)